March 25, 2013

Cushing Funds Trust
8117 Preston Road, Suite 440
Dallas, Texas  75225

Ladies and Gentlemen:

This letter agreement (the "Agreement") confirms the temporary fee waiver by Cushing MLP Asset Management, LP (the "Adviser") with respect to the advisory fees received in connection with the management of each series of Cushing Funds Trust (the "Trust") listed on Appendix A hereto (each, a "Fund").

The Trust and the Adviser have entered into an Investment Management Agreement, dated as of August 3, 2010, as amended through the date hereof (the "Management Agreement").  Pursuant to the Management Agreement, each Fund pays to the Adviser a fee, payable at the end of each calendar month, at an annual rate equal to the average weekly value of the Fund’s Managed Assets (as defined in the Management Agreement) during such month (the "Advisory Fee") in the amount set forth in Appendix A, hereto.

1.           Advisory Fee Waiver.  The Adviser has agreed to waive temporarily a portion of the Advisory Fee payable to the Adviser so each Fund’s operating expenses (exclusive of any front-end load, deferred sales charge, 12b-1 fees, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, or extraordinary expenses such as litigation) will not exceed the applicable amount set forth in Appendix A hereto (the "Expense Limitation") for each Fund's Class A Shares, Class C Shares and Class I Shares.

2.           Expenses Reimbursement.  In addition to any Advisory Fee waivers, the Adviser may, in its discretion, reimburse the Fund for certain Fund operating expenses so that the Expense Limitation is not exceeded.

3.           Recoupment.  Amounts waived by the Adviser are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after a portion of the Advisory Fee has been waived) if such recoupment can be achieved without exceeding the Expense Limitation.

4.           Term and Termination. This Agreement shall become effective on April 1, 2013 and shall continue for a 12-month term ending March 31, 2014.  In addition, this Agreement will terminate automatically in the event of the termination of the Advisory Agreement.

5.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware for contracts to be performed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the Investment Company Act of 1940, as amended.

8117 Preston Road, Suite 440, Dallas, TX 75225     (214) 692-6334 (phone) • 214 219-2353 (fax)
www.swankcapital.com•info@swankcapital.com

Very truly yours,

CUSHING MLP ASSET MANAGEMENT, LP

By: Swank Capital, LLC, its general partner By: ______________________________ Name: Jerry V. Swank Title: Managing Partner

8117 Preston Road, Suite 440, Dallas, TX 75225     (214) 692-6334 (phone) • 214 219-2353 (fax)
www.swankcapital.com•info@swankcapital.com

Appendix A

Fund	Annual	Expense Limitation
	Management Fee

The Cushing MLP Premier Fund	1.10%	1.40%
The Cushing Royalty Energy Income Fund	1.35%	1.75%
The Cushing Renaissance Advantage Fund	1.25%	1.75%

8117 Preston Road, Suite 440, Dallas, TX 75225     (214) 692-6334 (phone) • 214 219-2353 (fax)
www.swankcapital.com•info@swankcapital.com